VIA EDGAR

July 29, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Loan Lauren P. Nguyen, Special Counsel,

Re:	Speedsport Branding, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 15, 2013
File No. 333-155318

Dear Ladies and Gentlemen:

At the request of SpeedSport Branding, Inc., (the “Company”), we are responding to the comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated July 10, 2013 from Loan Lauren P. Nguyen, Special Counsel to the Commission, to Roy C. Montgomery, Chief Executive Officer of the Company, relating to the Company's 10-K for the year ended December 31, 2012

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Signatures, page 30

1. Please confirm that in future filings you will revise the second half of the signature block to have someone sign in the indicated capacity of either principal accounting officer or controller. Refer to General Instruction D to Form 10-K.

Response

Please be advised that the Company hereby confirms that in future filings, the principal accounting officer or controller of the Company will sign, in the indicated capacity, the second half of the signature block in accordance with General Instruction D to Form 10-K.

Should members of the Commission Staff have any questions or comments, or require any additional information regarding this response, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham

       Brad Bingham